Exhibit 12

PFIZER INC. AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended July 4,	Year Ended December 31,
(in millions, except ratios)	2010	2009	2008	2007	2006	2005

Determination of earnings:
Income from continuing operations
before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$7,153	$10,827	$9,694	$9,278	$13,028	$10,800
Less:
Noncontrolling interests	19	9	23	42	12	12
Income attributable to Pfizer Inc.	7,134	10,818	9,671	9,236	13,016	10,788
Add:
Fixed charges	975	1,361	647	541	642	622
Total earnings as defined	$8,109	$12,179	$10,318	$9,777	$13,658	$11,410

Fixed charges:
Interest expense(a)	$911	$1,233	$516	$397	$488	$471
Preferred stock dividend(b)	3	7	8	11	14	14
Rents(c)	61	121	123	133	140	137
Fixed charges	975	1,361	647	541	642	622
Capitalized interest	18	34	46	43	29	17

Total fixed charges	$993	$1,395	$693	$584	$671	$639

Ratio of earnings to fixed charges	8.2	8.7	14.9	16.7	20.4	17.9

All financial information reflects the following as discontinued operations for 2006 and 2005: the Company’s former consumer healthcare business, and certain European generics business.

(a)
Interest expense includes amortization of debt premium, discount and expenses. Interest expense does not include interest related to uncertain tax positions of $168 million for the first six months of 2010; $337 million for 2009; $333 million for 2008; $331 million for 2007; $200 million for 2006; and $203 million for 2005.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan assumed in connection with our acquisition of Pharmacia in 2003.
(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.